

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Paul Falconer
Chief Executive Officer
LNPR GROUP INC.
5190 Neil Rd. Ste. 430
Reno, NV 89502

>**Re: LNPR GROUP INC.**
>**Amendment No. 3 to**
>**Registration Statement on Form 10**
>**Filed July 15, 2022**
>**File No. 000-54171**

Dear Mr. Falconer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our June 6, 2022 letter.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10, filed July 15, 2022

Item 1. Business, page 1

1. We note your amended disclosure in response to comment 1. Please revise to reconcile statements about not undertaking a business combination with a business which has its principal operations in China, Hong Kong or Macau with your other disclosure about a potential business combination with a PRC based entity.

2. We note your amended disclosure in response to comment 2. With a focus on the ties of your management and their search for a target company, please revise your disclosure to describe the legal and operational risks associated with a majority of your executive officers and/or directors having significant ties to China or Hong Kong, as well as your auditor being located in China. Your disclosure should make clear whether these risks

could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Disclose how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact your directors and officers ability to search for a target company for an initial business combination. Further, please revise your disclosure to provide whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Lastly, when providing disclosure regarding risks, please provide a cross reference with the heading and page number of the corresponding risk factor.

3. We note your amended disclosure in response to comment 3. Within Item 1. Business, please disclose the risks that the majority of your directors and officers being based in or having significant ties to China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references, including the page number and heading, to the more detailed discussion of these risks within the risk factors section of the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China or Hong Kong can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities. Provide similar disclosure with respect to the risks of your auditor being located in China.

4. We note your amended disclosure in response to comment 4. Within this Item 1. Business section disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risks Related to Our Business, page 8

5. We note your amended disclosure in response to comment 12. Please provide a risk factor regarding the 2,200,000 shares that Mr. Grimes has gifted to individuals that remain issued and outstanding and the potential impact they may have on an investor's investment.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operations in China or Hong Kong, page 12

6.   We note your amended disclosure in response to comment 6. Please further revise your risk factor disclosure to to identify each officer and director located outside the United States and provide their place of residence or current location. Further, please revise both your risk factor and enforcement of civil liabilities disclosure on pages 2 and 3 to provide investors with additional, jurisdiction specific details, about the difficulties of enforcing judgments in foreign jurisdictions, specifically China, against your officers and directors and how that may affect their investment.

7.   We note your amended disclosure in response to comment 9. Given the Chinese government's significant oversight and discretion over the conduct of your directors' and officers' search for a target company, please revise to highlight separately, from an LNPR Group perspective with a focus on the search for a target company, the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

8.   We note your amended disclosure in response to comment 10. With an emphasis on your officers and directors and their search for a target company as well as your auditor, please further revise your disclosure to explain how greater Cyberspace Administration of China (CAC) oversight impacts your officers and directors, you auditor, and the search for a target company. Further, please provide to what extent you believe your officers and directors are in compliance with the regulations or policies issued by the CAC to date. To the extent applicable, provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your officers and directors search for a target company and to what extent the company believes that its officers and directors are compliant with the regulations or policies that have been issued.

Statements of Cash Flows, page F-5

9.   We note that the adjustment for Share Based Compensation is characterized as a change in assets and liabilities. Please revise this presentation in your next amendment.

Note 3 - Movement of Capital, page F-8

10.   You disclose that the Company cancelled 23,350,000 common shares for a total consideration of $23,350. Please tell us how you accounted for the consideration element of this transaction.

General

11.   We note your amended disclosure in response to comment 15. Given the ties of your executive officers and directors to the PRC and Hong Kong, and the location of your

auditor, please add a separate Risk Factor to disclose that the location and/or ties of your management and auditor may make you a less attractive partner to a non-China- or non-Hong Kong-based target company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction